March 19, 2012

VIA EDGAR

Mr. Patrick Gilmore
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

RE:

DealerTrack Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 18, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011

Form 8-K Filed May 25, 2011

Form 8-K Filed October 6, 2011
File No. 000-51653

Dear Mr. Gilmore:

This letter sets forth the response of DealerTrack Holdings, Inc. (the “Company”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced filings, as set forth in your letter dated March 5, 2012 addressed to Eric D. Jacobs, Chief Financial and Administrative Officer.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. The Staff’s comments are set forth below in bold, followed by our response to each comment.

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Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition

Collateral Management Services Transaction Revenue, page 6

1.	We note your response to prior comment 1. As part of your response, you indicate that the relative selling price of electronic-based title services is primarily based upon estimated selling price, which is based upon the relative selling price of your paper-based title services when sold separately. This appears to suggest that the price at which you would transact if electronic-based title services were sold regularly on a standalone basis is similar to your paper-based title services. Please confirm whether our understanding is correct and if so, why the separate sales of your paper-based title services alone provides a reasonable basis in determining estimated selling price for your electronic-based title services. In this regard, please also tell us if, in addition to the relative selling price of paper-based title services when sold separately, you evaluate any other factors or make any further adjustments in determining estimated selling price of the electronic-based title services based on market conditions and/or entity-specific factors and explain how such considerations are weighted in that determination. Please note that if other factors, inputs, assumptions and methods are considered in determining estimated selling price of electronic-based title services, this should be explained in your disclosures in future filings. Refer to 605-25-50-2(e).

RESPONSE:

As disclosed, title services for both paper-based and electronic-based delivery comprise of two separate units of accounting: (1) title perfection confirmation and (2) title administration. The Company sells title perfection confirmation and title administration for its paper-based title service separately on a standalone basis and therefore, the selling price is established for these deliverables using vendor-specific objective evidence (VSOE). The Company does not presently sell title perfection confirmation and title administration for its electronic-based title service on a standalone basis; they are presently only sold on a bundled basis. The bundled price of the Company's electronic-based title services is lower than the bundled price of the Company's paper-based title services. Accordingly, we believe the selling price at which the Company would transact if the separate units of accounting of electronic-based title services were sold regularly on a standalone basis would differ from the selling price of paper-based title services, although we believe there is a relationship between these prices, as further described below.

Due to the fact that the service offerings for paper-based and electronic-based title services (specifically title perfection confirmation and title administration) provide the same type of service to our customers, except for the method of delivery, the Company starts with the individual selling prices of the paper-based title services to estimate the selling price of the individual electronic-based title services. The selling price of the paper-based title services is adjusted for the lower cost structure of an electronic method of delivery, which results in an overall lower total selling price for the bundle of electronic-based title services in the market. Accordingly, if the units of accounting of the electronic-based title services were sold regularly on a standalone basis, we would determine the selling price of the respective units within our electronic-based title services to be generally lower than the standalone selling price of the respective units within our paper-based title services by approximately the same percentage that the bundled price of the electronic-based title services is lower than the bundled price of the paper-based title services.

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For electronic-based title services, amounts allocated to each unit of accounting are based upon an adjustment to the selling price of the individual paper-based title services, when sold separately. This is the best proxy for determining the estimated selling price of our electronic-based title services. The need for paper-based versus electronic-based title services is driven by each state’s requirements and allowances for title transactions. There has been a progression by states to transition from paper-based title services to electronic-based title services, but the overall service is generally the same, other than the form of delivery. This supports the high correlation of the two services and provides a reasonable basis for using the selling price of our paper-based title services, coupled with the bundled prices of the services that we charge to customers, to determine the estimated selling price for our electronic-based title services.

ASC 605-25-30-2 states that arrangement consideration shall be allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. As discussed above, the selling price of paper-based title services is based on VSOE and the selling price of electronic-based title services is based on best estimate of selling price. Although the electronic-based services are at a lower price point, we believe that the relative service and value provided to the customer is consistent for each unit of accounting, regardless of paper or electronic delivery, and therefore the proportion of the estimated selling price of the customer deliverables should be consistent as well.

We have not identified any other factors, inputs, assumptions or methods, other than those discussed above, that would provide a better indicator of estimated selling price for our electronic-based title services. Therefore, we have not made any further adjustments to arrive at our estimated selling price for electronic-based title services.

We will revise our disclosure commencing with our filing on Form 10-Q for the quarter ending March 31, 2012. The revised disclosure is as follows (additional or modified disclosure is bolded):

Based on the above criteria, paper and electronic-based collateral management service revenue are separated into two units of accounting. We recognize a portion of the paper-based transaction fee upon receipt of title and lien documentation supporting title perfection from the department of motor vehicles. For electronic-based titles, we recognize a portion of the fee upon electronic acknowledgement that the department of motor vehicles’ records reflect the customer as lien holder. For paper-based title services, amounts allocated to each unit of accounting are based upon vendor-specific objective evidence. For electronic-based title services, amounts allocated to each unit of accounting are based upon estimated selling price, which is based upon an adjustment to the selling price of our individual paper-based title services, when sold separately.

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We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to me at (516) 734-3606.

/s/ Eric D. Jacobs

Eric D. Jacobs

Senior Vice President, Chief Financial and Administrative Officer

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